	NET ASSETS	SHARES O/S				
12/31/2016	15,344,309	3,798,463	4.04			
12/31/2017	13,757,620	3,737,049	3.68	(0.36)	$ change	3.62
AVERAGE	14,550,965		3.86	-9.28%	change/(average shares)	
average		3,767,756				
					NAV Begin	4.04
Net investment income		274,759	0.07			0.07
net realized and unrealized on investments, options and securities borrowed		850,831	0.23			0.23
net realized and unrealized on operating division		(2,340,866)	(0.62)			(0.62)
Income Tax Expense		(24,614)	(0.01)			(0.01)
dividends paid		(112,102)	(0.03)			(0.03)
other		(234,695)	(0.06)			0.00
					NAV End	3.68
						-
total expenses to average net assets		276,661	14,550,965	1.90%		
net investment income before income taxes to net assets		274,759	14,550,965	1.89%		
net investment income to net assets		250,145	14,550,965	1.72%		
inv	12/31/2017	13,757,620	13,758.00			
inv	12/31/2016	15,344,309				
average		14,550,965				
Turnover Calculation excluding Operating Division		**Total NA's**	**Op Division**	**Excluding Op Div**		
	12/31/2017	**13,757,620**	**4,900,000**	**8,857,620**		
	12/31/2016	**15,344,309**	**5,100,000**	**10,244,309**		
				9,550,965	**347,078**	**3.63%**
					Cash Flow Purchase of Securi	
price of stock at 12/31/2016	8.24	Opening, 12/31/16 close, agreed to Yahoo Finance				
price of stock at 12/31/2017	4.57	Ending, 12/31/17 close, agreed to Yahoo Finance				
Difference in Price	(3.67)					
Total Investment Return	-44.54%					
price of stock at 01/01/2016	6.80					
price of stock at 12/31/2016	8.24					
Difference in Price	1.44					
Percentage Change	21.18%					
price of stock at 01/01/2015	6.80					
price of stock at 12/31/2015	7.60					
Difference in Price	0.80					
Percentage Change	11.76%					
price of stock at 01/01/2014	6.83					
price of stock at 12/31/2014	6.98					
Difference in Price	0.15					
Percentage Change	2.20%					
		Per Cash Flow	Purchases	Sales		
		Options	3,025.00	181,829.00		
		Longs	344,053.00	875,230.00		
			347,078.00	1,057,059.00		
DXR						
Source YHOO finance						
Date	Open	High	Low	Close	Adj Close	Volume
12/30/2016	8.15	8.24	8.15	8.24	8.24	500
1/3/2017	8.57	8.57	8.5	8.5	8.5	200
1/31/2017	8.07	8.07	8.07	8.07	8.07	0
2/1/2017	8.5	8.5	8.5	8.5	8.5	200
2/28/2017	8.9	8.9	8.9	8.9	8.9	0
3/1/2017	8.9	8.9	8.9	8.9	8.9	0
3/31/2017	7.4	7.4	7.4	7.4	7.4	0
4/3/2017	7.4	7.4	7.4	7.4	7.4	0
4/28/2017	7.12	7.18	7.12	7.17	7.17	1200
5/1/2017	7.1	7.1	7.07	7.07	7.07	300
5/31/2017	6.8	6.8	6.8	6.8	6.8	0
6/1/2017	6.9	6.9	6.9	6.9	6.9	100
6/30/2017	6.01	6.2	6.01	6.2	6.2	3200
7/3/2017	6.55	6.55	6.07	6.07	6.07	3600

	NET ASSETS	SHARES O/S							
12/31/2015	14,427,532	3,852,488	3.74						file source for shares: Shares Outstanding as of 4Q16.xlsx
12/31/2016	15,344,309	3,798,463	4.04	0.29		3.98	0.05		file source for shares: Shares Outstanding as of 4Q16.xlsx
AVERAGE	14,885,921		3.89	7.57%					
average		3,825,476							
					NAV Begin	3.74			
Net investment income		128,335	0.03			0.03			
net realized and unrealized on investments, options and securities borrowed		2,129,939	0.56			0.56			
net realized and unrealized on operating division		(790,898)	(0.21)			(0.21)			
Income Tax Expense		(11,613)	(0.00)			(0.00)			
dividends paid		(113,989)	(0.03)			(0.03)			
other		(424,997)	(0.11)			(0.06)			
					NAV End	4.04			
						-			
total expenses to average net assets		363,208	14,885,921	2.44%					
net investment income before income taxes to net assets		128,335	14,885,921	0.86%					
net investment income to net assets		116,722	14,885,921	0.78%					
inv	12/31/2016	15,344,309	15,344.00						
inv	12/31/2015	14,427,532							
average		14,885,921							
Turnover Calculation excluding Operating Division		Total NA's	Op Division	Excluding Op Div					
	12/31/2016	15,344,309	5,100,000	10,244,309					
	12/31/2015	14,427,532	3,521,814	10,905,718					
				10,575,014	803,087	7.59%			
					Cash Flow Purchase of Securities				
price of stock at 01/01/2016	7.60	Opening, 12/31/15 close, agreed to Yahoo Finance							
price of stock at 12/31/2015	8.24	Ending, 12/31/16 close, agreed to Yahoo Finance							
Difference in Price	0.64								
Total Investment Return	8.42%								
price of stock at 01/01/2015	6.80								
price of stock at 12/31/2015	7.60								
Difference in Price	0.80								
Percentage Change	11.76%								
price of stock at 01/01/2014	6.83								
price of stock at 12/31/2014	6.98								
Difference in Price	0.15								
Percentage Change	2.20%								
		Per Cash Flow	**Purchases**	**Sales**					
		Options	436,376.00	879,851.00					
		Longs	366,711.00	4,030,777.00					
			803,087.00	4,910,628.00					